Filed by General Motors Corporation
                                   Subject Company - General Motors Corporation
                                             and Hughes Electronics Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                 Commission File No.: 001-00143



FOR IMMEDIATE RELEASE


CONTACT:   Judianne Atencio                       Marc Lumpkin
           Communications Director                Communications Manager
           EchoStar Communications Corp.          EchoStar Communications Corp.
           303/723-2010                           303/723-2020
           judianne.atencio@echostar.com          marc.lumpkin@echostar.com


                   ECHOSTAR AND HUGHES COMMENT ON FCC FILINGS

LITTLETON, COLO., FEB. 4, 2002 - The pending merger of EchoStar Communications Corporation (NASDAQ: DISH) and Hughes Electronics Corporation will benefit consumers through more competition to cable TV, local channels via satellite in more than twice the communities and rapid deployment of high-speed Internet access nationwide, particularly in rural areas, stated EchoStar and Hughes today as the Federal Communications Commission's initial public comment deadline occurred. EchoStar and Hughes will file a formal response to the FCC on Feb. 25, the FCC's deadline for responses to comments and oppositions to petitions to deny.

           EchoStar and Hughes are pleased that they have received additional support through the FCC process for the pending merger, including the following:

         o Independent consumer groups: U.S. Internet Industry Association, Americans for Tax Reform, Small Business Survival Committee, the State of Missouri Chamber of Commerce, Citizens for a Sound Economy, the National Alliance of Medical Researchers & Teaching Physicians, Project 21 (African American business association), the Columbus Education Association in Ohio, and many more.

         o Rural organizations: Montana World Trade Center, Louisiana Farm Bureau Federation, Frontiers of Freedom, NetExpress of North Dakota, which stated support for expanded rural services such as local TV channels and broadband access.

         o Government officials: Louisiana Governor Mike Foster, Jr., Wisconsin State Senator Kevin Shibilski, Missouri State Representative Martin Hohulin, Wisconsin State Representative Kitty Rhoades, and Louisiana Senator Noble Ellington.

         o Major consumer electronics firms: Thomson MultiMedia and Sharp Electronics Corporation, among others, which believe the pending merger will help further the transition of high definition television and strengthen multichannel options for consumers.

           "After the FCC reviews all the comments they have received and thoroughly examines all the facts involving spectrum efficiencies, rural access to broadband, local channels delivered via satellite and other benefits to the American public, we are confident that the FCC will find that the pending merger is in the public interest," said Charlie Ergen, chairman and CEO of EchoStar. "Through the merger of EchoStar and Hughes, we can offer affordable, high-speed Internet access to virtually every community in the United States; more than double the markets in which we offer local channels, including at least one market in every state; and enhance programming and interactive content to the pay-television consumer," said Ergen. "The combined company will offer nationwide pricing and will be a competitive force against cable."

           EchoStar and Hughes Electronics Corporation, a wholly owned subsidiary of General Motors Corporation (NYSE: GM, GMH) and the parent company of DIRECTV, reached an agreement in October 2001, that provided for the spin-off of Hughes from GM and the merger of Hughes with EchoStar.

           "We welcome an open debate on the merits of our merger," said Jack A. Shaw, president and CEO of Hughes. "Consumers have the most to benefit from this pending merger because of the vigorous competition it creates to cable companies. Approximately 78 percent of the U.S. pay TV market is controlled by cable companies, which operate as virtual monopolies in most of the communities they serve."

           In addition to FCC approval, the merger requires approval by the Department of Justice, which is reviewing antitrust issues under the Hart-Scott-Rodino Act. Also, the transaction is subject to review by the Internal Revenue Service, and requires approval by a majority of GM $1-2/3, GM Class H, and EchoStar shareholders.

           Public comments to the FCC can be found at www.fcc.gov/csb/echoditv.


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
In connection with the proposed transactions, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and EchoStar Communications Corporation ("EchoStar") intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from General Motors. Such documents are not currently available.

General Motors and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes, EchoStar, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all;
(3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

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